大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

RECEIVED
2005 MAY 25 P 2:

Our ref: ANN2005/UOB2005/UOB-A18/sc/atl

6 May 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

05008403

SUPPL

Dear Sir

UNITED OVERSEAS BANK PHILIPPINES

We enclose a copy of our announcement dated 6 May 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encs

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

UNITED OVERSEAS BANK PHILIPPINES

Singapore, 6 May, 2005 - United Overseas Bank Limited ("UOB") announces that its wholly-owned banking subsidiary United Overseas Bank Philippines ("UOBP") has decided to apply for conversion to a thrift bank to better reflect its increasing focus on wholesale banking and fee-based income. Since a full branch network is not essential for wholesale banking, UOBP has decided to rationalize its branch operations. Towards this end, UOBP has entered into a conditional agreement to sell its branch assets to Banco De Oro Universal Bank ("BDO") and/or its nominee. In exchange for the branch assets, BDO will assume UOBP's branch deposit liabilities and pay UOBP Peso 600 million which will be applied towards subscription of new shares in the capital of BDO. UOBP may in the future, put such other assets which are not relevant to its business focus to BDO and/or its nominee at a valuation to be agreed. Completion of the sale is subject to all necessary regulatory and corporate approvals being obtained, including the approval for UOBP to be converted to a thrift bank.

BDO is a full service universal bank in the Philippines, offering a wide range of corporate, commercial and retail banking services. BDO is a member of the SM Group of companies which is the largest mall operator and retailer in the Philippines. BDO had resources of Peso 179 billion as of year-end 2004 and a deposit base of Peso 128 billion. It is currently ranked the 8th largest bank in the Philippines in terms of resources and deposits, and the 7th largest in terms of capital. BDO has a nationwide network of 184 branches and 327 ATMs. BDO, as an established local bank, will be able to build on the retail business transferred over by UOBP.

The transaction is not expected to have a material impact on the financial results of the UOB Group. For UOBP, the transaction will be positive as the overhead expenses will be reduced significantly. As a thrift bank, UOBP will be able to focus its resources on building its wholesale banking and fee income business.

The proposed transaction is in line with UOBP's on-going efforts to rationalise its business operations so as to achieve cost efficiencies and build a business platform that is consistent with the business prospects in the country.

Chan

Mrs Vivien Chan
Company Secretary